Exhibit G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
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Filings under the Public Utility Holding Company Act of 1935, as amended
("Act")

     February   , 2001
              --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
March   , 2001 to the Secretary, Securities and Exchange Commission, Washington,
      --
D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.
After March   , 2001, the application(s) and/or declaration(s), as filed or as
            --
amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL.,     (70-[    ])
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     Notice of Proposed Merger of Public-Utility Subsidiaries; Order Authorizing
Solicitation of Proxies

     Alliant Energy Corporation ("Alliant Energy"), 222 West Washington Avenue, Madison, Wisconsin 53703, a registered holding company, and its public-utility subsidiaries, IES Utilities Inc. ("IES"), Alliant Energy Tower, 200 First Street SE, Cedar Rapids, Iowa 52401, and Interstate Power Company ("IPC"), 1000 Main Street, P.O. Box 769, Dubuque, Iowa 52004 (collectively, the "Applicants"), have filed an application-declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, 12 and 32(h)(4) of the Act and Rules 43, 44, 45, 54, 62 and 65
thereunder.


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     IPC is a public utility engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 167,000 customers in 234 communities in portions of 25 counties in northern and northeastern Iowa, portions of 22 counties in southern Minnesota, and portions of four counties in northwestern Illinois. IPC also serves approximately 50,000 natural gas customers in 41 communities in Illinois, Minnesota and Iowa. For the year ended December 31, 1999, IPC had operating revenues of $342,105,000, of which $294,381,000 (86%) were derived from electric utility operations and $47,724,000 (14%) from gas operations. At September 30, 2000, IPC had total assets of $675,106,000, including property, plant and equipment net of accumulated depreciation totaling $518,803,000. IPC is subject to regulation as a public utility by the Iowa Utilities Board ("IUB"), the Minnesota Public Utilities Commission ("MPUC"), and the Illinois Commerce Commission ("ICC") as to its retail electric and gas rates, and by the Federal Energy Regulatory Commission ("FERC") as to wholesale electric rates.

     IESU provides retail electric service to more than 345,000 customers in 525 communities and retail natural gas service to more than 181,000 customers in 212 communities in Iowa, wholesale electric service to five customers, and steam for heat and industrial purposes in Cedar Rapids, Iowa. For the year ended December 31, 1999, IESU had operating revenues of $800,696,000, of which $627,950,000 (78%) were derived from electric operations, $145,825,000 (18%) from gas operations, and $26,921,000 (4%) from steam and other operations. At September 30, 2000, IESU had total assets of $1,756,243,000, including property, plant and equipment net of accumulated depreciation equal to $1,371,111,000. IESU is subject to regulation by the IUB with respect to its retail electric and gas rates and service and by the FERC with respect to its wholesale electric rates. IESU is also subject to regulation by the Nuclear Regulatory Commission.

     The Applicants request authorization for the merger of IPC into IESU (the "Merger") and for certain other transactions that are incident thereto. The Merger will be governed by the Agreement and Plan of Merger, as amended, between IESU and IPC, dated as of March 15, 2000 ("Merger Agreement"). IESU also requests authorization to solicit proxies from the holders of the outstanding shares of IESU's preferred stock ("Proxy Solicitation") to be voted in favor of the Merger at a special meeting of shareholders to be held for such purpose. IESU has filed a proxy statement pursuant to the Securities Exchange Act of 1934, as amended, and Rules 62 and 65 under the Act.

     Under the terms of the Merger Agreement, IPC will be merged into IESU, which, upon the consummation of the Merger, will be renamed "Interstate Power and Light Company." As a result of the Merger, all of IPC's assets and liabilities will, by operation of law, become the assets and liabilities of IESU, and IESU (under its new name) will operate as an electric and gas utility company in portions of Iowa, Minnesota and Illinois.

     At the time of the Merger, each share of IPC common stock that is issued and outstanding or held in treasury immediately before the effective date of the Merger will be canceled without payment. Shares of IESU common stock issued and outstanding at the time of the Merger will be unaffected by the Merger and will remain outstanding as issued and outstanding shares of common stock of the surviving corporation.


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


     It is stated that the Merger is subject to affirmative approval by a majority of the votes entitled to be cast by the holders of IESU common stock (all of which are held by Alliant Energy) and of a majority of the outstanding shares of each class of IESU preferred stock voting as individual classes ("IESU Preferred Stock"). In addition, it is stated that a related amendment to IESU's Amended and Restated Articles of Incorporation requires the affirmative vote of at least a majority of the outstanding shares of IESU's common stock and of each class of the IESU Preferred Stock, all voting as separate classes, in attendance at the IESU special meeting.

     Approval of the Merger by the IPC shareholders will require the affirmative vote of holders of a majority of the outstanding IPC common stock (all of which are held by Alliant Energy) and IPC preferred stock entitled to vote, voting together as one class ("IPC Preferred Stock"). Alliant Energy states that, because it beneficially owns 92.8% of the aggregate voting power of all IPC shareowners and intends to vote for approval of the Merger, approval of the Merger by the IPC shareholders is assured.

     At the time of the Merger, each share of IPC Preferred Stock will cease to be outstanding and will be converted into and become the right to receive one share of new Class A preferred stock ("New Class A Preferred Stock") of IESU, the surviving corporation, to be issued in series that will correspond with each series of the IPC Preferred Stock so converted. The New Class A Preferred Stock will be issued in series and each series will have rights, designations and preferences that are substantially identical to the corresponding series of IPC Preferred Stock that are currently outstanding. The amendment, if approved, would only authorize enough shares of New Class A Preferred Stock (namely, 761,381 shares) as are necessary in order to carry out the exchange for the existing shares of IPC Preferred Stock.1

     The Applicants further state that all debt currently issued and outstanding by IESU and IPC will remain outstanding after the Merger. IESU will assume all existing debt, liabilities and other obligations of IPC. Following the Merger, bondholders of the two companies will continue to be secured by the liens created under their respective mortgage indentures.

     On a pro forma basis, giving effect to the Merger as of September 30, 2000, IESU will have total assets of approximately $2,431,302,000, including net utility plant of $1,884,037,000. IESU's pro forma consolidated capitalization as of September 30, 2000 (assuming conversion of all IPC Preferred Stock to New Class A Preferred Stock) will be as follows:


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     1    Shares of IESU Preferred Stock issued and outstanding prior to the effective time of the Merger will be unaffected by the Merger and will remain outstanding as shares of preferred stock of IESU following the Merger.


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


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Common Stock                  $  808,883,000                47.3%
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Preferred Stock               $   53,789,000                 3.1%
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Long-term Debt (excl.         $  640,086,000                37.5%
current maturities)
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Short-term Debt (incl.        $  205,961,000                12.1%
current maturities)
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           Total              $1,708,719,000                 100%
--------------------------------------------------------------------------------

     After consummation of the Merger, IESU (under its new name - "Interstate Power and Light Company") will continue to provide electric and gas service to retail customers previously served by IPC under the same rates, terms and conditions as those previously applicable to service by IPC. The Merger is conditioned upon approval by the IUB, the ICC, the MPUC and the FERC, in addition to the approval by the this Commission.

     Applicants state that the Merger will simplify Alliant Energy's corporate structure, reduce costs related to redundant reporting requirements, and consolidate certain administrative functions of IESU and IPC, thereby reducing non-labor corporate and administrative expenses. Applicants further state that, following the Merger, IESU (as the surviving company) will be better able to meet the challenges of the increasingly competitive environment in the utility industry than either IESU or IPC standing alone. Applicants estimate that the Merger could result in potential net cost savings (that is, after taking into account the costs incurred to achieve such savings) of approximately $4.4 million during the ten-year period following the Merger.

     Applicants are also requesting certain modifications to the existing short-term and long-term debt authorizations of IESU to be effective following the Merger. IESU and IPC participate with Wisconsin Power and Light Company ("WPL") and Alliant Energy Corporate Services, Inc. in the Alliant Energy system utility money pool arrangement ("Utility Money Pool") that is funded, as needed, through the issuance of commercial paper by Alliant Energy and surplus funds invested by the money pool participants (other than WPL). See File No. 70-9317; Holding Co. Act Release Nos. 26956 (Dec. 18, 1998) and 27304 (Dec. 15, 2000).
IESU and IPC are currently authorized to incur short-term borrowings from Alliant Energy and each other under the terms of the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $150 million and $100 million, respectively, through the remainder of the current authorization period (June 30, 2004). Following the Merger, it is proposed that the limit on borrowings by IESU, as the surviving company, be increased to $250 million, which is equal to the sum of the current limits on borrowings by IPC and IESU.


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


     In addition, IESU and IPC are currently authorized to issue and sell long-term secured and unsecured debt securities from time to time through June 30, 2004. IESU is authorized to issue and sell in one or more transactions any combination of collateral trust bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $200 million. See File No. 70-9375; Holding Co. Act Release Nos. 26945 (Nov. 25, 1998) and 27306 (Dec. 15, 2000). IPC is authorized to issue and sell in one or more transactions any combination of first mortgage bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $80 million. See File No. 70-9377; Holding Co. Act Release Nos. 26946 (Nov. 25, 1998) and 27305 (Dec. 15, 2000). Following the Merger, it is proposed that IESU's long-term debt limitation in File No. 70-9375 be increased to $300 million.

     It appears that the application/declaration, to the extent that it relates to the proposed solicitation of proxies, should be permitted to become effective forthwith pursuant to Rule 62.

     IT IS ORDERED, THEREFORE, that the application/declaration, to the extent that it relates to the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62, and subject to the terms and conditions prescribed in Rule 24 under the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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